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                             June 7, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed May 27, 2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

       Amendment No. 8 to Registration Statement on Form F-1

       Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
       Class A Ordinary Shares to Foreign Investors, page 10

   1. We note your response to our prior comment 1 and reissue in part. Please refer to the first paragraph. The
disclosure here should not be qualified by materiality. Please make appropriate revisions
to your disclosure and the applicable opinion paragraph, namely
                                                        Section C(6), of
Exhibit 99.7.
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
June 7, 2022NameICZOOM Group Inc.
June 7,
Page 2 2022 Page 2
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services